BriaCell Therapeutics Corp.

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

December 22, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Franklin Wyman, Lisa Vanjoske, Abby Adams, Joseph McCann

Re: BriaCell Therapeutics Corp.

Amendment No. 11 to Registration Statement on Form F-1

Filed December 10, 2020

File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby submitting Amendment No. 12 to the Company’s Registration Statement on Form F-1 (“Amendment No. 11”). Amendment No. 12 is being filed to respond to the comment from the staff (the “Staff”) of the Securities and Exchange Commission received on December 21, 2020, relating to the above-referenced Amendment No. 1` to the Registration Statement on Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in bold type, followed by the Company’s response thereto.

Amendment No. 11 to Registration Statement on Form F-1 Prospectus Summary, page 1

1.	Tell us why you deleted disclosure throughout the document of the investigator-initiated Phase I/IIa study by Dr. Bhattacharya, and also deleted the related agreement from the exhibits, formerly Exhibit 10.6. We note results were not anticipated until 2021 and 2022. Tell us if the study has been terminated and, if so, why.

RESPONSE: The Company has deleted the above referenced disclosure and exhibits because Thomas Jefferson University has cancelled the study as funding had not been received. The study was never initiated and never recruited or dosed any patients.

Exhibits

2.	It appears that you deleted the legal opinion, previously filed, from the list of exhibits to the registration statement. Please include the legal opinion with your next amendment.

RESPONSE: The Company has included the legal opinions that were previously filed with Amendment No. 12.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence or on Amendment No. 12 filed herewith. Thank you.

Sincerely,

/s/ William V. Williams
William V. Williams Chief Executive Officer

cc:	(via email)
Avital Perlman, Esq.
Gregory Sichenzia, Esq.